Exhibit 99.1

BIT Mining Limited Launches DOLAI, a USD-backed Stablecoin on Solana, Expanding in AI-Powered Financial Infrastructure

AKRON, Ohio, Aug. 26, 2025 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) (“BIT Mining” or the "Company"), a leading technology-driven cryptocurrency infrastructure company, today announced the launch of DOLAI, a U.S. dollar (“USD”)-backed stablecoin designed to connect AI agents, merchants, consumers, and institutional finance on Solana’s high-speed blockchain ecosystem, with planned expansion into broader multi-chain interoperability. DOLAI is being launched in collaboration with Brale Inc. (“Brale”), a partner ensuring robust compliance standards. DOLAI represents our vision for a compliant, AI-integrated USD-backed stablecoin that drives innovation, ecosystem growth, and adoption across multiple blockchains.

Key Highlights of the Stablecoin Launch

Compliant, Institutional-Grade Stablecoin: DOLAI stablecoin is jointly introduced by Bit Mining and Brale in pursuant to existing U.S. regulatory requirements, ensuring 1:1 dollar collateralization with reserves held in cash and short-term U.S. Treasuries. The infrastructure incorporates robust AML/KYC and OFAC screening to facilitate compliance with current U.S. regulatory requirements.

Seamless Integration with AI Agents, Multi-chain Interoperability, and Banking:

AI-Agent Integration: DOLAI is not only a compliant, dollar-backed stablecoin, but also an AI-native payment currency, designed to integrate with emerging AI payment protocols (e.g., x402) that enable autonomous machine-to-machine transactions. This positions DOLAI to serve as a settlement layer for the agentic economy, where AI agents can in the future independently request services, verify value, and complete payments without human intervention.

Multi-chain Interoperability: DOLAI is natively available on Solana, with API connectivity enabling seamless swaps across multiple blockchains (Ethereum, Base, Canton, and more) and 20+ stablecoins (e.g., USDC, USDP).

Banking rails: Institutions can mint and redeem DOLAI directly via ACH or wire transfers, bridging traditional finance with crypto-native settlement.

Adoption Development in Progress:

⮚	Commerce, Consumers, and AI Agents: Stablecoin acceptance for merchants and consumers, enabling fast, low-cost purchases, online shopping, remittances, and per-API call micro-payments by autonomous AI agents.

⮚	Institutional and Cross-Border Settlements: Instant trading and international payments leveraging blockchain’s sub-second settlement finality and ultra-low fees.

⮚	Web3 Growth and RWA Opportunities: Payments for GameFi and dApps with planned confidential transfers, plus access to yield-bearing products through partnerships with tokenized real-world asset (RWA) platforms.

Bo Yu, the Chairman and Chief Operating Officer of the Company, commented: “DOLAI represents our vision for a compliant, high-efficiency, AI-native stablecoin that not only meets the demands of consumers, merchants, traders, developers, and institutional users, but is also positioned to power the next generation of AI agent-driven financial interactions. By enabling AI agents to autonomously access data, services, and liquidity while settling payments instantly on-chain, DOLAI is designed with the long-term goal of serving as the currency of the agentic economy.”

About BIT Mining Limited

BIT Mining Limited (NYSE: BTCM) (to be renamed SOLAI Limited, subject to shareholder approval) is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and SOL treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, BIT Mining aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. In addition, statements that are not historical facts, including statements about the Company's plan to expand into the Solana ecosystem, its intention to launch and grow the DOLAI stablecoin, its vision for AI-native payment applications and the agentic economy, and the intended benefits of such plan, are or contain forward-looking statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Media Contact

Bitmining@mgroupsc.com

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com